SEC LETTER TO BENCHMARK REAL ESTATE INVESTMENT FUND, LLC

Issuer Response to Letter dated April 10, 2024

Offering Statement on Form 1-A filed March 15, 2024
File No. 024-12410

SEC COMMENT	ADDRESSED BY
General

1.      We note that Article 19 of the operating agreement includes exclusive forum, mandatory arbitration and waiver of jury trial provisions. Please disclose the material terms of those provisions in your offering statement. Clearly describe any risks or other impacts on investors. Also, address their enforceability under applicable federal securities and Delaware law.

A new section has been inserted at the end of the Description of the Membership Interests on Page 38 of the offering statement, which reads as follows:

Exclusive Forum, Mandatory Mediation and Arbitration, Waiver of Jury Trial Provisions

Section 19.12 Choice of Venue of the Operating Agreement requires that all suits and comparable legal actions relating to the Operating Agreement be brought solely in the U.S. District Court for Kent County, Michigan.

Section 19.9 Mandatory Meditation and Section 19.10 Arbitration of the Operating Agreement require that any and all disputes, claims or controversies arising out of or relating to the Operating Agreement shall be submitted to JAMS or its successor, for mediation, and if the matter is not resolved through mediation, then it shall be submitted to JAMS, or its successor, for final and binding arbitration.

Section 19.10.17 Waiver of Court & Jury Rights of the Operating Agreement limit the right to litigate claims through a court solely before a judge, and Members voluntarily waive their rights to a trial by jury in any litigation relating to the Operating Agreement, the Units, or the Company, including claims under U.S. federal securities laws.

While there is case law supporting the enforceability of such provisions, there does appear to be a split of authority suggesting that these sorts of provisions are not always enforceable under federal and state law, including Delaware. To the extent these sections of the Operating Agreement are ruled unenforceable, the Company would abide by such ruling.

Also, a new Risk Factor has been added on page 17, reading as follows:

The Company’s Operating Agreement contains Exclusive Forum, Mandatory Mediation and Arbitration, Waiver of Jury Trial Provisions

Section 19.12 Choice of Venue of the Operating Agreement requires that all suits and comparable legal actions relating to the Operating Agreement be brought solely in the U.S. District Court for Kent County, Michigan. Section 19.9 Mandatory Meditation and Section 19.10 Arbitration of the Operating Agreement require that any and all disputes, claims or controversies arising out of or relating to the Operating Agreement shall be submitted to JAMS or its successor, for mediation, and if the matter is not resolved through mediation, then it shall be submitted to JAMS, or its successor, for final and binding arbitration. Section 19.10.17 Waiver of Court & Jury Rights of the Operating Agreement limit the right to litigate claims through a court solely before a judge, and Members voluntarily waive their rights to a trial by jury in any litigation relating to the Operating Agreement, the Units, or the Company, including claims under U.S. federal securities laws. These provisions may (1) increase the costs for an investor to bring a claim, (2) limit access to information relative to litigation, (3) discourage the bringing of claims, and (4) limit investors’ ability to bring a claim in a judicial forum that they find favorable.” While there is case law supporting the enforceability of such provisions, there does appear to be a split of authority suggesting that these sorts of provisions are not always enforceable under federal and state law. To the extent these sections of the Operating Agreement are ruled unenforceable, the Company would abide by such ruling.

2. We note your disclosure related to West Michigan Private Capital Fund I, LLC including the disclosure regarding its business on page 23. Please provide the prior performance disclosure required by section 8 of Industry Guide 5. In particular, please provide a prior performance narrative and prior performance tables. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.	A new section, Prior Performance, has been added starting on page 35 of the offering statement, containing a prior performance narrative and applicable tables.